

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360





February 23, 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 2255-8139.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

dlw 3/1

BOD Approval of Merger with Samsung Digital Imaging

On February 23, 2010, the BOD of Samsung Electronics approved the merger with Samsung Digital Imaging Co., Ltd.

Details of the Merger

1. Method of merger
   Samsung Electronics will absorb Samsung Digital Imaging

2. Objective of Merger
   To increase management efficiency of the digital camera business and to maximize synergy between businesses.

3. Merger Ratio
   Merger Ratio = 1 (Samsung Electronics) : 0.0577663 (Samsung Digital Imaging)

4. Date of Effect : April 1, 2010

5. Method of Payment
   Samsung Electronics will distribute treasury shares (common shares) to Samsung Digital Imaging shareholders to pay for the merger.

   ※ See '**Distribution of Treasury Shares**' below for details

6. Others
   · Dissenting shareholders accounted for 4,949,686 shares (2.9% of total outstanding shares including preferred shares)

   · Since the shares to be distributed account for less than 5% of the total outstanding shares, the BOD approval will substitute an AGM as stipulated in Article 527, Paragraph 3 of the Commercial Law.

※ Related disclosure: Merger between Samsung Electronics and Samsung Digital Imaging (December 15, 2009)

Distribution of Treasury Shares

On February 23, 2010, the BOD of Samsung Electronics announced that the Company will distribute treasury shares to Samsung Digital Imaging shareholders to pay for the merger.

1. Shares to be distributed: 1,027,817 common shares will be distributed in the OTC market

2. Total Amount: KRW 793,713,177,544 (Per share value of KRW 772,232)

3. Distribution Period: April 13 ~ 16, 2010

4. Treasury shares before distribution:
   - 18,951,442 common shares (12.87% of total outstanding common shares)
   - 2,979,693 preferred shares (13.05% of total outstanding preferred shares)

   Treasury shares after distribution
   - 17,923,625 common shares (12.17% of total outstanding common shares)
   - Preferred shares: No Change

※ The above details are subject to change

The 41st AGM Material

2010. 2. 23

Samsung Electronics

Table of Contents

1. Notice of the Convening of the AGM

To Shareholders;

NOTICE OF THE CONVENING OF
THE 41st ANNUAL GENERAL MEETING OF SHAREHOLDERS

Thank you for your continuous interest and support.

Pursuant to Article 17 of the Articles of Incorporation, we hereby notify you of the convening of the 41st annual general meeting of shareholders as follows.

1. Date: March 19, 2010 (Friday) 09:00 a.m.

2. Place: Multifunctional Hall, 5F Samsung Electronics Bldg., 1320-10, Seocho-2-dong, Seocho- ku, Seoul

3. Report: ①Audit report ②Business report

4. Agenda

- Item No. 1: Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings (Draft) for the 41st Fiscal Year (from January 1, 2009 to December 31, 2009)
  - Cash Dividends (Excluding interim dividends)
    Dividend per share: KRW 7,500 (Common)
    KRW 7,550 (Preferred)

- Item No. 2: Approval of Directors
  - Agenda 2-1: Appointment of Independent Directors (Mr. In-Ho Lee)
  - Agenda 2-2: Appointment of members of Audit Committee (Mr. In-Ho Lee)
  - ※ Number of Directors: 7 (Independent Directors: 4)

- Item No. 3: Approval of the Compensation Ceiling for the Directors
  - Proposed remuneration ceiling for the 42nd fiscal year: KRW 52 billion
  - Remuneration ceiling approved in the 41st fiscal year: KRW 55 billion

2. Agenda of the Meeting

AGENDA 1: APPROVAL OF BALANCE SHEET, PROFIT AND LOSS STATEMENT AND STATEMENT OF APPROPRIATION OF RETAINED EARNINGS FOR THE 41st FISCAL YEAR

The balance sheet, the statement of income and the statement of appropriation of retained earnings for the 41st fiscal year are to be approved in accordance with Article 449 of the Commercial Code.

Financial results for the fiscal year 2009 are as follows – sales: 89,773 billion won, operating profit: 6,349 billion won, and net income: 9,650 billion won. Summary of financial statements is attached at the end of this document.

※ For your reference, sales and operating profit on consolidated basis were 136 trillion won and 10.9 trillion won, respectively.

Last year, despite challenging business conditions, we achieved outstanding results. In order to share our success with shareholders, we decided to raise our 2009 year-end dividends per share: KRW 7,500 for common shares and KRW 7,550 for preferred shares, which is an increase of 50% over the previous year.

As a result, total dividends for year 2009 will be 1,185 billion won (Dividend payout ratio: 12.3%). For your information, interim dividend was KRW 500 per share, both for preferred and common shares.

The Company has constantly repurchased share buybacks from 2002. However, for the past two years, there was no share buyback since the company had to secure enough cash holdings due to the uncertainties related with global economy slow down.

【Dividend Payout for the Past 5 Years】

(Unit: 100 million Won)	'05	'06	'07	'08	'09
Net profit	76,402	79,261	74,250	55,259	**96,495**
Dividends (Per common share)	8,340 (5,500 Won)	8,205 (5,500 Won)	11,711 (8,000 Won)	8,089 (5,500 Won)	**11,854** **(8,000 Won)**
Payout ratio	**11%**	**10%**	**16%**	**15%**	**12%**
Year-end share price(Won)	659,000	613,000	556,000	451,000	**799,000**
Dividend yield	**0.8%**	**0.9%**	**1.4%**	**1.2%**	**1.0%**

[Stock Price and EPS during the Past 5 Years] (Unit: Won)

	2005	2006	2007	2008	**2009**
Stock Price (Year-end)	659,000	613,000	556,000	451,000	**799,000**
EPS	49,970	52,880	49,532	37,684	**65,499**

AGENDA 2: APPOINTMENT OF DIRECTORS

The Company's Board of Directors is currently composed of nine Directors, four Executive Directors and five Independent Directors. Two Independent Directors' (Mr. Kap-Hyun Lee and Mr. Goran S. Malm.) terms will be completed in March 2010. The Independent Director Recommendation Committee recommended not to renew the terms for both Mr. Kap-Hyun Lee and Mr. Goran Malm since they have served as Independent Directors of our Company for three consecutive terms (nine years).

The Independent Director Recommendation Committee is a committee under the Board of Directors and assesses the independence and ability of potential candidates for Independent Directors and recommends relevant candidates to the Board.

The Independent Director Recommendation Committee recommended Mr. In-Ho Lee. Mr. Lee spent most of the career at Shinhan Bank, rising to the CEO position. He brings 16 years of experience and expertise not only in global corporate finances but also the area of financial risk management. Please see detailed description of his qualification under Agenda 2-1.

Mr. In-Ho Lee, nor Shinhan Financial Group, has had no relations with Samsung Electronics or Samsung Group.

The company believes Mr. Lee will be able to perform the role of Independent Director successfully, maintaining independence and check and balance. Please note that Mr. In-Ho Lee is also recommended as member of the Audit Committee

To maintain Independent Directors being a majority of BoD members, one Executive Director (Mr. Sang-Hoon Lee) has resigned. As a result, the number of the Company's Directors will be reduced from nine to seven, three Executive Directors and four Independent Directors. Independent Directors will still constitute a majority of our Board of Directors.

※ BoD profile, including appointment and expiration dates of the BOD members, is provided as reference at the end of this document.

AGENDA 2-1: APPOINTMENT OF INDEPENDENT DIRECTOR

Pursuant to Article 191-16 of the Securities and Exchange Law and Article 24 of the Articles of Incorporation of the Company, the Independent Director Recommendation Committee recommends the following candidate to be nominated as Independent Director: Mr. In-Ho Lee.

Mr. In-Ho Lee was President & CEO of Shinhan Bank from February 1999 to March 2003, Vice Chairman of Shinhan Bank from March 2003 to May 2005, and CEO of Shinhan Financial Group from May 2005 to March 2009.

Shinhan Bank was relatively a newcomer in the Korean Banking industry, but over the past ten years (1999~2009) while Mr. Lee served as top management of Shinhan Bank/ Shinhan Financial Group, the Bank achieved outstanding performance and became one of the top three leading companies in the industry. We believe that Mr. Lee's experience with Shinhan Bank and achievement for dynamic growth will contribute to Samsung Electronics under global financial uncertainties.

< Shinhan Bank Performance (1999/ 2008) >

(in trillion won)	1999	2008	Change
Total Assets	39.53	213.57	440%
Revenue	3.59	49.51	1,278%
Operating Profit	0.08	1.91	2,280%
Net Income	0.06	1.45	2,518%

Also, Mr. Lee has great reputation for his expertise in global management and has successfully completed the merger & acquisition of Chohung Bank in 2005. He also has great expertise in the area of risk management and credit assessment. The company believes that those will greatly contribute to the Company, which aims to become one of the top global leading companies.

The following section contains the name and biographical information of the nominee for the Independent Director. The Board recommends a vote "FOR" the election of the following candidate.



Mr. In-Ho Lee

- Date of Birth: November 2, 1943

< Major Careers >

Period	Institutions & Positions
2005/05 ~ 2009/03	**- CEO of Shinhan Financial Group**
2003/03 ~ 2005/05	- Vice Chairman of Shinhan Bank
1999/02 ~ 2003/03	**- President & CEO of Shinhan Bank**
1997/02 ~ 1999/02	- Senior Vice President of Shinhan Bank
1993/02 ~ 1997/02	- Vice President of Shinhan Bank

< Education >

- Received BA degree in Economics from Yonsei University.

※ Mr. In-Ho Lee holds no share of Samsung Electronics.

AGENDA 2-2: APPOINTMENT OF MEMBERS OF AUDIT COMMITTEE

The Company's Audit Committee is a committee under Board of Directors that supervises and supports the management so that it may enhance the company's value to the maximum through auditing. Currently, Audit Committee consists of three members, all of whom are Independent Directors

Pursuant to Article 415-2 of the Commercial Code, Article 191-17 of the Securities and Exchange Law and Article 28-4 of the Articles of Incorporation of the Company, the Independent Director Recommendation Committee recommends the following Independent Director to be nominated as member of the audit committee: Mr. In-Ho Lee.

The Independent Director Recommendation Committee believes that Mr. Lee's extensive experience and expertise in Finance as previous CEO of Shinhan Financial Group and Shinhan Bank qualifies him as a candidate for member of the Audit Committee. Especially, his broad experience and knowledge in risk management, credit rating & management are considered as appropriate for being Member of Audit Committee. (Please refer to the section "Agenda 2-1: Appointment of Independent Director for the details of Mr. Lee's career)

The following is the biographical information of the nominee for the Members of Audit Committee. The Board recommends a vote "FOR" the election of the following nominee.



Mr. In-Ho Lee

- Date of Birth: November 2, 1943

< Major Career >

Period	Institutions & Positions
2005/05 ~ 2009/03	**- CEO of Shinhan Financial Group**
2003/03 ~ 2005/05	- Vice Chairman of Shinhan Bank
1999/02 ~ 2003/03	**- President & CEO of Shinhan Bank**
1997/02 ~ 1999/02	- Senior Vice President of Shinhan Bank
1993/02 ~ 1997/02	- Vice President of Shinhan Bank

< Education >

- Received BA degree in Economics from Yonsei University.

※ Mr. In-Ho Lee holds no share of Samsung Electronics.

AGENDA 3: APPROVAL OF THE LIMIT ON THE REMUNERATION FOR DIRECTORS

The remuneration to be paid to Directors during the 42nd fiscal year is to be approved in accordance with Article 388 of the Commercial Code and Article 34 of the Articles of Incorporation.

In 2009, the Company established a Compensation Committee fully comprised of Independent Directors (by resolution at the BOD Meeting held in October 2009) to ensure the objectivity and transparency of decision making on Director compensation. The Committee is responsible for assessing the appropriateness of Director compensation, and reviews and approves the ceiling on Director compensation to be submitted for resolution at a general meeting of shareholders. The proposed limit on the renumeration for the 42nd fiscal year was reviewed and approved by the Committee (February 22, 2010)

※ Currently, the Compensation Committee consists of three Independent Directors, Mr. Oh-Soo Park, Mr. Dong-Min Yoon, and Mr. Chae-Woong Lee.

The proposed limit on the remuneration for the 42nd fiscal year is 52 bn won:

- General compensation : 22 bn won
- Long-term incentives : 30 bn won

i) General Compensation

Total amount of the proposed ceiling for the general compensation (22 bn won) is decreased over the previous year (among the 55 bn won approved in 2009, 25 bn won was for general compensation and 30 bn won for severance pay.) However, considering the fact that the number of Executive Directors has been reduced from four to three, per person equivalent amount of the general compensation increased. The increase reflects expected improvement in Company's financial results for 2010 and adjustments for 2009 general compensation reduction. For your information, all management employees' wages were reduced 10~30% in 2009. However, please note that this is only a maximum ceiling, and historically the actual payments have ranged 60~80% of the limit.

ii) Long-term Incentive Plan

The Company adopted "Long-term Performance Incentive Plan" in 2005, to replace stock option program. The evaluation criteria for the "Long-term Performance Incentive Plan" is as follows, and the evaluation and payment is made every three years (2007, 2010, 2013, etc.)

i) Comparing 3-year stock performance of Samsung Electronics with KOSPI and our competitors' (30%)

ii) Comparing 3-year ROE of Samsung Electronics and our competitors' (70%).

As for the long-term incentives, the proposed ceiling for the 42nd fiscal year is 30 bn won, and the amount proposed in the 39th fiscal year was 70 bn won. Since the number of Executive Directors is three and six respectively, per person equivalent amount has been reduced from 11.7 bn won to 10 bn won.

< Table of the limits on the remuneration for directors for the recent 4 years >

(Unit : Billion Won)

	'07		'08		'09		'10
	Approved	**Actual Pay**	**Approved**	**Actual Pay**	**Approved**	**Actual Pay**	**To be approved**
General Compensation	40	24.5	35	28.5	55*	43.4	22
Long-term Incentive	70	55.7	-	-	-	-	30
Total	110	80.2	35	28.5	55	43.4	52

* 2009 general compensation includes 30 billion won for retirement compensation.

※ Total remuneration paid to Independent Directors (5 persons) in 2009 is 329 million won, and average amount per person is approximately KRW 66 million won.

Financial Statements for FY 2009 (Parent Basis)

41st fiscal year (January 1, 2009 ~ December 31, 2009)
40th fiscal year (January 1, 2008 ~ December 31, 2008)

☐ Summary of Balance Sheet

(Unit: Trillion Won, %)

Account Title	41st Period	40th Period	Change
Current Assets	**27.17**	**17.79**	**53%**
Cash & Cash Equivalents	10.34	5.67	82%
Marketable Securities	2.10	0.98	114%
A/R	6.29	3.09	104%
Inventories	3.63	3.82	Δ5%
Non Current Assets	**58.85**	**54.73**	**8%**
Investment	26.62	21.65	23%
PPE	28.50	31.25	Δ9%
Intangible Assets	0.64	0.65	Δ2%
Other Non Current Asset	3.08	1.17	163%
Total Assets	**86.02**	**72.52**	**19%**
Liabilities	**19.20**	**14.41**	**33%**
Debts	0.10	0.11	Δ12%
Trade Accounts and N/P	4.79	2.39	100%
Other Accounts and N/P	4.60	3.79	21%
Accrued Expenses	5.01	3.84	30%
Income Tax Payable	0.63	0.41	52%
Shareholders' Equity	**66.82**	**58.11**	**15%**
Capital Stock	0.90	0.90	0%
Capital Surplus	6.65	6.59	1%
Capital Adjustments	Δ8.26	Δ8.60	-
Accumulated Other Comprehensive Income	3.27	3.81	Δ14%
Retained Earnings	64.26	55.42	16%
Total Liabilities & Shareholder's Equity	**86.02**	**72.52**	**19%**

☐ Summary of Income Statement

41st fiscal year (January 1, 2009 ~ December 31, 2009)
40th fiscal year (January 1, 2008 ~ December 31, 2008)

(Unit: Trillion Won, %)

Account Title	41st Period	40th Period	Change
Sales	**89.77**	**72.95**	**23%**
Domestic	14.97	13.56	10%
Export	74.80	59.40	26%
Cost of Goods Sold	**68.40**	**55.39**	**23%**
Gross Profit	**21.37**	**17.57**	**22%**
SG&A	**15.02**	**13.44**	**12%**
Wages & Fees	1.89	1.85	2%
Marketing Expenses	5.64	4.71	20%
R&D / Royalty Expenses	4.67	4.31	9%
Operating Profits	**6.35**	**4.13**	**54%**
Non OP Income & Expenses	**4.49**	**1.77**	**153%**
F/X Gain (or Loss)	Δ0.56	Δ0.15	-
Gain (or Loss) on Equity Investment	4.74	1.79	164%
Ordinary Profits	**10.84**	**5.91**	**83%**
Income before Income Taxes	**10.84**	**5.91**	**83%**
Income Taxes	1.19	0.38	212%
Net Income	**9.65**	**5.53**	**75%**

□ Cash Flow Statement

41st fiscal year (January 1, 2009 ~ December 31, 2009)
40th fiscal year (January 1, 2008 ~ December 31, 2008)

(Unit: Trillion Won)

Account Title	Current Period (41st)		Previous Period (40th)	
Cash flow from Operating Activities				
- Net Income	9.65		5.53	
- Depreciation & amortization	7.60		7.62	
- Gain on valuation on investments using the equity method	△4.74		△1.79	
Net Cash Provided by Operating Activities		**12.74**		**10.86**
Cash flow from Investing Activities				
- Acquisition of property, plant & equipment	△5.24		△9.49	
Net Cash Used in Investing Activities		**△6.47**		**△11.01**
Cash flow from Financing Activities				
- Repayment of current portion of long-term debt	-		△0.01	
- Payment of dividends	△0.81		△1.17	
- Acquisition of treasury stock	-		-	
- Exercise of stock options	0.33		0.17	
Net Cash Used in Financing Activities		**△0.48**		**△1.01**
Net Increase/Decrease in Cash & Cash Equivalents		5.79		△1.16
Cash at Beginning of the Year		6.65		7.81
Cash at End of the Year		12.44		6.65

Reference: Board of Director Profile

	Name	Title	Term		Responsibilities
			Appointed Date (first appointment date)	Expiration Date	
Executive Directors	Yoon-Woo Lee (5th term)	Vice Chairman	2009/3/13 (1997/2/28)	2012/3/13	- Head of the Management Committee - Member of Independent Director Recommendation Committee
	Gee-Sung Choi (1st term)	President& CEO	2009/3/13	2012/3/13	- Member of Management Committee - Member of Independent Director Recommendation Committee
	Ju-Hwa Yoon (1st term)	President& CFO	2009/3/13	2012/3/13	
	Sang-Hoon Lee (1st term)	President	2009/3/13	2012/3/13 **(Resigned on 2010/2/22)**	- Member of Management Committee
Independent Directors	Kap-Hyun Lee (3rd term)	Independent Director	2007/3/9 (2001/3/9)	**2010/3/19**	- Head of the Audit Committee - Head of the Related Party Transactions Committee
	Dong-Min Yoon (2nd term)	Independent Director	2009/3/13, (2006/2/28)	2012/3/13	- Member of the Compensation Committee
	Chae-Woong Lee (2nd term)	Independent Director	2009/3/13 (2006/2/28)	2012/3/13	- Member of the Audit Committee & Related Party Transaction Committee - Head of the Independent Director Recommendation Committee - Member of the Compensation Committee
	Goran S. Malm (3rd term)	Independent Director	2007/3/9 (2001/3/9)	**2010/3/19**	
	Oh-Soo Park (2nd term)	Independent Director	2009/3/13 (2006/2/28)	2012/3/13	- Member of the Audit Committee & Related Party Transaction Committee - Member of Independent Director Recommendation Committee - Head of the Compensation Committee